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                                     LOGO OF
                            AETERNA LABORATORIES INC.



                                                      P R E S S   R E L E A S E
                                                          FOR IMMEDIATE RELEASE

                    AETERNA HOLDS ANNUAL SHAREHOLDERS MEETINg


MONTREAL, QUEBEC, MAY 23, 2001 - Today, at its annual shareholders meeting, Dr. Eric Dupont, President and Chief Executive Officer of AEterna Laboratories Inc. (TSE: AEL, NASDAQ: AELA), mentioned that over the last few months, the Company continued its clinical trial program in Canada and the United States, further expanding it to Europe. This strategy enabled the Company to bring Neovastat, its novel antiangiogenic product, to the final stage of development leading to its commercialization. Dr. Dupont reaffirmed AEterna's goal to finish pivotal clinical trials in kidney cancer and multiple myeloma (blood cancer) by the end of 2002.

Dr. Dupont also outlined recent corporate accomplishments and future strategic objectives. AEterna recently signed its first two strategic alliances with pharmaceutical companies for the European market. The Company foresees signing similar agreements for the Americas and also Asia to complete its positioning at the international level. AEterna is also actively pursuing opportunities to acquire a biotech or innovative technologies in order to expand its product pipeline.

Finally, AEterna's subsidiary Atrium Biotechnologies Inc., specialized in cosmetics and nutritional products, registered an excellent performance with sales of CAN$8.4 million, a 36.5% increase compared to last year.

"Neovastat is generating great interest in the international medical community. This increased interest has led many renowned oncologists to join our scientific committee and to participate in our clinical studies over the last year," said Dr. Dupont. "Furthermore, Canadian and American financial analysts have issued positive reports on AEterna. All these elements, along with our sound financial situation, lead us to believe that we are in excellent position to be among the first to bring an angiogenesis inhibitor to market."

CLINICAL TRIALS

"Over the last twelve months, AEterna has achieved important goals, one of which is the positioning of Neovastat as one of the few antiangiogenic products currently being investigated in pivotal clinical trials," commented Dr. Dupont. "Previous kidney cancer phase I/II trial results showing a statistically significant two-fold increase of median survival time in patients given a high dose of Neovastat are encouraging. Also, two more mechanisms of action (apoptosis and angiostatin) from Neovastat were discovered. These findings are further proof that Neovastat is a frontrunner in this new class of therapeutic cancer treatments," added Dr. Dupont.

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CORPORATE AFFAIRS

"Our recent strategic alliances with European pharmaceutical companies for the eventual commercialization of Neovastat, represented an important stepping stone towards our international expansion," said Gilles Gagnon, AEterna's Vice President and Chief Operating Officer. "Talks are currently ongoing for other partnerships for the Americas and Asia which will provide Neovastat with an optimal positioning on the world market."

A SOLID FINANCIAL POSITION

The Company maintains a solid financial situation with more than CAN$62 million in cash an short- term investments. It also has access to CAN$17 million through the Technology Partnerships Canada program. "These amounts are quite sufficient to complete our current pivotal trials in kidney cancer and multiple myeloma, according to our scheduled timetable," noted Dennis Turpin, Vice President and Chief Financial Officer at AEterna. Furthermore, its subsidiary Atrium Biotechnologies Inc., has proven to be very profitable and has the necessary funds at its disposal to make acquisitions which will ensure its growth at the international level, in a market which shows great potential.

The consolidated financial statements as of December 31, 2000, were the object of a modification reflecting a change in interpretation as to the accounting method related to the CAN$20 million investment in Atrium by SGF Soquia inc., Fonds de solidarite FTQ and Fonds d'investissement bioalimentaire. The gain on dilution from the investment which was recorded in 2000 has instead been recorded in 2001. This restatement has no impact on the Company's cash and financial situation at the present date.

Restated consolidated financial statements were then filed and presented to shareholders, as suggested by AEterna management with the accord of its external auditors, PricewaterhouseCoopers.

ABOUT AETERNA AND NEOVASTAT/AE-941

AEterna Laboratories Inc. is a Canadian biopharmaceutical company and a frontrunner in the field of antiangiogenesis. Its lead product, Neovastat/AE-941, is being investigated in three major therapeutic areas: oncology, dermatology and ophthalmology.

Neovastat is a novel antiangiogenic product with multiple mechanisms of action that block angiogenesis -- the process involved in the formation of new blood vessels which are needed in order for cancer tumors and other pathological conditions to develop.

Neovastat is currently used in two Phase III pivotal clinical trials for the treatment of lung and kidney cancer as well as in a Phase II pivotal trial for the treatment of multiple myeloma, a form of blood cancer. These trials are currently held in more than 125 clinical institutions in Canada, the U.S. and in several European countries. For more information, please call 1-888-349-3232 (North America).

AEterna is listed on the Toronto Stock Exchange under the symbol AEL and on Nasdaq under the symbol AELA.

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AEterna's news releases and additional information are available on its Web site at www.aeterna.com.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements, which are made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of the Company to take advantage of the business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company's ongoing quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements.

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FOR MORE INFORMATION, CONTACT:


CANADA                                       USA
Paul Burroughs                               Investor and Media Relations:
Director of Communications                   Ms. Lisa Lindberg
AEterna Laboratories Inc.                    The Investor Relations Group Inc.
Tel.: 418-652-8525, ext. 406                 Tel.: 212-825-3210
Cell. : 418-573-8982                         Fax: 212-825-3229
Fax: 418-577-7700                            E-mail: TheProTeam@aol.com
E-mail: paul.burroughs@aeterna.com